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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

03011259

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
FEB 2 6 2003
526

SEC FILE NUMBER
8- 35400

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 AND ENDING 12/31/02
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Investment Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
732 West Eighth Street
(No. and Street)
Plainfield, New Jersey 07060
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Frank Abella, Jr. (908) 561-3622
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bederson & Company LLP
(Name – *if individual, state last, first, middle name*)

405 Northfield Avenue West Orange New Jersey 07052
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

D
3-11

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frank Abella, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Partners, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANGELA FINCKE
Notary Public - New Jersey
Middlesex County
My Commission Expires Dec. 3, 2007

Signature

President & Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTMENT PARTNERS, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2002

INVESTMENT PARTNERS, INC.

DECEMBER 31, 2002

CONTENTS

Bederson & Company LLP
CERTIFIED PUBLIC ACCOUNTANTS CONSULTANTS

405 Northfield Avenue
West Orange, New Jersey 07052
(973) 736-3333 Fax: (973) 736-3367, 8786
Insolvency and Litigation Fax: (973) 736-9219

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Investment Partners, Inc.
Plainfield, New Jersey

We have audited the accompanying statement of financial condition of Investment Partners, Inc. as of December 31, 2002, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investment Partners, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BEDERSON & COMPANY LLP
Bederson & Company LLP

West Orange, New Jersey
February 19, 2003

INVESTMENT PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

CASH	$	4,181
COMMISSIONS RECEIVABLE FROM CLEARING ORGANIZATION		11,448
PREPAID EXPENSES		12,763
SECURITIES OWNED:		
Marketable, at market value		7,159
EQUIPMENT, at cost, less accumulated depreciation of $66,610		1,600
CASH DEPOSIT WITH CLEARING ORGANIZATION		100,154
TOTAL ASSETS	$	137,305

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	21,411
STOCKHOLDER'S EQUITY:		
Common stock, no par value; at stated value of $10,000 per share; 200 shares authorized; 20 issued and outstanding		200,000
Additional paid-in capital		868,739
Accumulated deficit		(952,845)
TOTAL STOCKHOLDER'S EQUITY		115,894
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	137,305

The accompanying notes are an integral part of these financial statements.

INVESTMENT PARTNERS, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002

REVENUES:	
Commissions	$ 407,396
Interest and dividends	1,217
Advisory, placement and consulting fees	9,909
Unrealized loss on investment in securities	(2,220)
TOTAL REVENUES	416,302
EXPENSES:	
Floor brokerage, exchange and clearance fees	139,395
Employee compensation and benefits	213,012
Communications and data processing	18,922
Consulting and other professional fees	8,928
Regulatory fees and training	6,290
Travel and entertainment	5,324
Interest	880
Depreciation	1,067
Insurance	19,420
Postage and printing	4,232
Occupancy expenses	2,336
Office expenses and supplies	11,566
Service fees	1,686
TOTAL EXPENSES	433,058
LOSS FROM OPERATIONS BEFORE PROVISION FOR STATE AND LOCAL INCOME TAXES	(16,756)
PROVISION FOR STATE AND LOCAL INCOME TAXES	-
NET LOSS	$ (16,756)

The accompanying notes are an integral part of these financial statements.

INVESTMENT PARTNERS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2002

	Number of Shares	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
BALANCES - beginning	20	$ 200,000	$ 868,739	$ (936,089)	$ 132,650
Net loss	-	-	-	(16,756)	(16,756)
BALANCES - ending	20	$ 200,000	$ 868,739	$ (952,845)	$ 115,894

The accompanying notes are an integral part
of these financial statements.

INVESTMENT PARTNERS, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2002

SUBORDINATED BORROWINGS - beginning	$ -
Repayment of subordinated note	-
SUBORDINATED BORROWINGS - ending	$ -

The accompanying notes are an integral part of these financial statements.

INVESTMENT PARTNERS, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(16,756)
Adjustments to reconcile net loss to net cash from operating activities:		
Depreciation		1,067
Unrealized loss on investment securities		2,220
(Increase) decrease in assets:		
Commissions receivable		2,664
Prepaid expenses		6,023
Decrease in liabilities:		
Accounts payable and accrued expenses		1,134
NET CASH USED BY OPERATING ACTIVITIES		(3,648)
CASH FLOWS PROVIDED BY INVESTING ACTIVITIES:		
Deposit with clearing organization		544
NET DECREASE IN CASH		(3,104)
CASH - beginning		7,285
CASH - ending	$	4,181

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid during the year for:		
Interest	$	880

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization
Investment Partners, Inc. (the "Company") is a wholly owned subsidiary of Investment Partners Group Inc. a Delaware corporation ("IPG").

The Company is incorporated under the laws of the State of New York and is a registered broker/dealer with the Securities and Exchange Commission ("SEC") and various states, and is a member of the National Association of Securities Dealers, Inc.

The Company's operations are conducted in its New Jersey office.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments with a maturity date of approximately three months or less when purchased to be cash equivalents.

Accounting Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Commission Revenues
Commission revenues represent amounts earned by the Company net of related expenses retained by the clearing brokers. Commission revenues and related expenses are recorded on a settlement date basis. Recording commission revenues and related expenses on a trade date basis at December 31, 2002 would not result in any material differences.

Depreciation
Depreciation of equipment is provided on a straight-line basis using estimated useful lives of three (3) to five (5) years.

Income Taxes
Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

NOTE 2 - SECURITIES CLEARANCE SERVICE AGREEMENT

The Company engages Bear Stearns Securities Corp. (Bear Stearns) as its clearing broker on a fully disclosed basis, to perform all trade, settlement and related activities under a securities clearance service agreement.

Cash of $100,154 has been deposited into a segregated account as required under this agreement.

NOTE 2 - SECURITIES CLEARANCE SERVICE AGREEMENT (Continued)

In accordance with this agreement, the Company must maintain net capital in excess of $150,000 and ensure that the ratio of aggregate indebtedness to net capital does not exceed 10 to 1. At December 31, 2002 the Company's net capital was $95,457, which was $54,543 below the minimum net capital requirement of $150,000. The ratio of aggregate indebtedness to net capital was approximately .22 to 1.

In consideration for a waiver of the net capital requirement, an officer of the Company, who is also the president of IPG, executed an Indemnity Agreement, effective March 29, 1995. This agreement, which has no expiration date, applies whenever the Company's net capital falls below the required amount. Said officer unconditionally and personally guarantees to Bear Stearns payment of all obligations incurred and arising pursuant to the terms of the Securities Clearance Agreement.

NOTE 3 - INCOME TAXES

At December 31, 2002, the Company had remaining net unused operating loss carryforwards of approximately $240,000 with expiration dates through the year 2013, which may provide future Federal and state tax benefits of approximately $96,000. However, the potential tax benefits have been offset by a valuation allowance of $96,000 due to the uncertainty of realizing such benefits.

NOTE 4 - RELATED PARTY TRANSACTIONS

For the year 2002 the Company recognized approximately $49,400 of commission revenues from affiliates, company officers and family members.

The Company currently occupies facilities owned by an officer of the Company and president of IPG. There was no rent incurred or payable by the Company in 2002.

The Company has three (3) employee/officers who are also officers of IPG and the affiliated companies. Total compensation and benefits paid to these officers by the Company was approximately $120,000 for 2002.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

The Company sponsors a Simple IRA Plan for qualifying employees and had elected to make a matching contribution of one (1%) percent of eligible compensation in the amount of $1,538 for the plan year 2002.

NOTE 6 - CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

In the normal course of business, securities transactions of customers of the Company are introduced and cleared through the clearing broker. Pursuant to agreements between the Company and the clearing broker, the Company is responsible for losses incurred by the clearing broker that result from a customer's failure to complete such transactions.

Commissions receivable from the clearing broker represent a concentration of credit risk and primarily relate to customer security transactions executed through the clearing broker.

The Company does not anticipate nonperformance by customers or the clearing broker in the above situations. The Company's policy is to monitor its market exposure and counter party risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of the clearing broker and customers with which it conducts business.

The Company, in the normal course of business, maintains cash balances in financial institutions and the clearing broker which may exceed the Federal Deposit Insurance Corporation limits of $100,000.

For the year 2002, one (1) non-related customer accounted for approximately $120,000 (29%) of commission revenues, before clearing and floor brokerage expenses.

NOTE 7 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer the Company is subject to SEC Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. Additionally, SEC Rule 15c3-1 requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Also, dividends may be declared and capital withdrawn only if aggregate indebtedness is less than ten times net capital after payment of the dividend or the capital withdrawal.

At December 31, 2002, the Company had net capital of $95,457 which exceeded the requirement by $90,457. The aggregate indebtedness to net capital ratio was approximately .22 to 1.

In accordance with the securities clearance services agreement with the clearing broker, the Company must maintain a minimum net capital of $150,000 and ensure that the ratio of aggregate indebtedness to net capital does not exceed 10 to 1. As disclosed in Note 2 the Company did not meet the minimum net capital requirement as of December 31, 2002.

SUPPLEMENTARY INFORMATION

INVESTMENT PARTNERS, INC.
COMPUTATION OF NET CAPITAL FOR BROKERS
AND DEALERS PURSUANT TO SEC RULE 15c3-1
YEAR ENDED DECEMBER 31, 2002

SCHEDULE I

Computation of net capital:	
Total stockholder's equity	$ 115,894
Less - Nonallowable assets:	
Prepaid expenses	(12,763)
Equipment, net	(1,600)
Non-marketable securities	-
NASD self insurance	(5,000)
Net capital before haircuts on securities positions	96,531
Stocks	(1,074)
Net capital	95,457
Computation of basic net capital requirement:	
1. Minimum net capital required (6-2/3% of total aggregate indebtedness)	1,427
2. Minimum dollar net capital requirement of broker/dealer	5,000
Net capital requirement (greater of 1 or 2)	5,000
Excess net capital	$ 90,457

AGGREGATE INDEBTEDNESS

Accounts payable, accrued expenses and loan payable	$ 21,411
6-2/3% of aggregate indebtedness	$ 1,427
Percentage of aggregate indebtedness to net capital	22.4%

INVESTMENT PARTNERS, INC.

RECONCILIATION OF COMPUTATION OF
NET CAPITAL PURSUANT TO SEC RULE 15c3-1
IN THE AUDIT REPORT WITH COMPANY'S UNAUDITED FILING
DECEMBER 31, 2002

SCHEDULE II

NET CAPITAL BEFORE HAIRCUTS ON SECURITIES PER UNAUDITED FILING	$ 102,913
AUDIT ADJUSTMENTS:	
Increase in expenses	(7,766)
Increase in non-allowable assets	310
Net capital before haircuts per financial statements	95,457
Increase in haircuts on securities position	-
NET CAPITAL PER SCHEDULE I	$ 95,457

INVESTMENT PARTNERS, INC.
COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS AND INFORMATION RELATING TO POSSESSION AND CONTROL
DECEMBER 31, 2002

SCHEDULE III

The Company is exempt from the reserve computation for possession or control requirements of SEC Rule 15c3-3 under Section (k)(2)(ii).

Bederson & Company LLP
CERTIFIED PUBLIC ACCOUNTANTS CONSULTANTS

405 Northfield Avenue
West Orange, New Jersey 07052
(973) 736-3333 Fax: (973) 736-3367, 8786
Insolvency and Litigation Fax: (973) 736-9219

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholder of
Investment Partners, Inc.
Plainfield, New Jersey

In planning and performing our audit of the financial statements and supplemental schedules of Investment Partners, Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control, or the practices or the procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that it may become inadequate because of changes in conditions or that the effectiveness of the design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet with SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

BEDERSON & COMPANY LLP

Bederson & Company LLP

West Orange, New Jersey
February 19, 2003